File No. 813-00328
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
AMENDMENT NO. 3
TO
APPLICATION
FOR AN ORDER UNDER SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

of

Tatum, LLC
and
Tatum Investment Partners, LLC
SunTrust Plaza
303 Peachtree Street, NE, Suite 4400
Atlanta, Georgia 30308

__________________________

Copies of all Communications and Orders to:

Douglass M. Tatum The Coinvestment Partnership, LLC 35 North Main Street Jasper, Georgia 30143	Margaret A. Sheehan Alston & Bird, LLP 950 F Street, N.W. Washington, D.C. 20004

__________________________

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the Act.
This Application (including Exhibits) consists of 48 pages.

TABLE OF CONTENTS

I.	STATEMENT OF FACTS	8

	Organization of the Funds	8

	Purposes	8

	Interests in the Funds	9

	Terms of the Funds	13

	Registration of the Manager Pursuant to the Investment Advisers Act of 1940	14

	Investments and Operations	15

	Reports and Accounting	16

II.	REQUEST FOR ORDER	17

III.	APPLICANTS’ CONDITIONS	25

IV.	CONCLUSION	27

   DEFINITIONS

As used in this Application, the following terms shall have the meanings specified below.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Act” means the Investment Company Act of 1940, as amended.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Applicants” means the Initial Fund and Tatum.

“Capital Account” means with respect to any Member, the account maintained for such Person to which a Fund will credit cash contributions and Fund income, gains, and credits and from which such Fund will debit cash and in-kind distributions and Fund losses, expenses and deductions.

“Co-Investor” with respect to any Fund, means any person who is : (a) an “affiliated person” (as such term is defined in section 2(a)(3) of the Act) of such fund; (b) a member of the Tatum Group; (c) an officer or director of a member of the Tatum Group; or (d) an entity in which the Manager acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.

“Commission” means the Securities and Exchange Commission.

“Consultant” means a person or entity that is currently engaged on retainer by a member of the Tatum Group to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with the Tatum Group and Tatum Group employees.

“Eligible Employee” means (a) an individual who is a Consultant or a current or former employee, officer, or director of the Tatum Group and meets the standard of an “accredited investor” under Rules 501(a)(5) or 501(a)(6) of Regulation D, or (b) an entity that is a Consultant of the Tatum Group and meets the standard of accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D.

“Eligible Family Member” means a spouse, parent, child (including any step and adoptive relationships), spouse of child, brother, sister, or grandchild of an Eligible Employee.

“Funds” means the Initial Fund and the Other Funds collectively.

“Initial Fund” means Tatum Investment Partners, LLC, a limited liability company organized in the state of Georgia.

“Interests” means a Member's percentage share of a Fund's Profits, Losses and distributions pursuant to such Person's or its predecessor's Membership Interest, the Operating Agreement but shall not include any right to information, to an accounting of the affairs of such Fund, to inspect the books or records of such Fund, or to vote on, consent to or otherwise participate in any decision of the Members.

“Manager” means The Coinvestment Partnership, LLC (formerly known as “Tatum Capital Partners, LLC”), a Delaware limited liability company or any other entity that is a member of the Tatum Group and acts as manager of one or more of the Funds.

“Member” means any member of a Fund within the meaning of the Georgia Limited Liability Company Act or applicable laws of another jurisdiction, including the Manager of the Initial Fund unless otherwise specified.

“Membership Interest” means a Member's entire interest in a Fund, expressed as a percentage of the aggregate of 100% of Membership Interests, including such Member's economic interest and the right to participate in the management of the business and affairs of such Fund, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to the Operating Agreement.

“Operating Agreement” means the limited liability company operating agreement of a Fund.

“Other Funds” means any subsequent employee securities companies as defined on page 6.

“Other Investor” means a Consultant or a current or former employee, officer, or director of the Tatum Group who, although not an accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D, meets the conditions of Rule 506(b)(2), and (a) is a “knowledgeable employee”, as defined in Rule 3c-5 under the Act, of such Fund (with the applicable Fund treated as though it were a “covered company” for purposes of such rule) or (b) has a graduate degree in business, law or accounting; has a minimum of five years of consulting, investment banking, or similar business experience; and has a reportable income from all sources in the two calendar years immediately preceding the Other Investor’s participation in such Fund of at least $100,000 and will have a reasonable expectation of reportable income from all sources of at least $140,000 in each year in which the Other Investor will be committed to make investments in such Fund. In addition, an Other Investor qualifying under (b) in the immediately preceding sentence will not be permitted to invest or commit to invest  in any calendar year more than 10% (or such lesser percentage as shall be determined by the Manager and set forth in the private placement memorandum relating to such Fund) of such person’s income from all sources for the immediately preceding calendar year in the aggregate in a Fund and in all other Funds in which such Other Investor has previously invested.

“Person” means any individual, partnership, corporation, trust, unincorporated association, joint venture, limited liability company or other entity or any government, governmental agency or political subdivision.

“Portfolio Investment” means an investment made by a Fund.

“Qualified Entity” means (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee; (b) a partnership, corporation or other entity controlled by an Eligible Employee or (c) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee. A Qualified Entity must be either an accredited investor or an entity for which an Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker.

“Qualified Participant” means an individual or entity who or that (i) is an Eligible Family Member or Qualified Entity of an Eligible Employee, and (ii) if such individual or entity is purchasing an Interest from a Member or directly from a Fund, must be an accredited investor.

“Regulation D” means Regulation D under the 1933 Act.

“Tatum” means Tatum, LLC, a Delaware limited liability company (successor in interest by way of a merger to Tatum CFO and Tatum CIO).

“Tatum Group” means, collectively, Tatum and its affiliates as defined in Rule 12b-2 under the 1934 Act.

“Tatum CFO” means Tatum CFO Partners, LLP, a Georgia limited liability partnership (merged with and into Tatum).

“Tatum CIO” means Tatum CIO Partners, LLP, a Georgia limited liability partnership (merged with and into Tatum).

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

APPLICATION
FOR AN ORDER

Of

TATUM, LLC

TATUM INVESTMENT PARTNERS, LLC

__________________________

Application pursuant to Sections 6(b) and 6(e) of the Act exempting Applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”).  With respect to sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e) and (h) of the Act and the Rules and Regulations thereunder, and rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the Application.

The undersigned Applicants hereby request an order (the “Order”) pursuant to Sections 6(b) and 6(e) of the Act exempting each Applicant from all provisions of the Act, except Section 9 and Sections 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). Applicants, on behalf of any limited liability company or other similar investment vehicle referred to herein which has been or may in the future be offered to the same class of investors and which has been or may be formed, from time to time, under the laws of the state of Georgia, Delaware or another  jurisdiction (such other limited liability companies or other investment vehicles being hereinafter referred to as the “Other Funds”), also request that the Order be made applicable to any Other Funds on the terms and conditions made applicable to the Initial Fund. The Initial Fund and the Other Funds are hereinafter referred to collectively as the “Funds” and individually as a “Fund.” No form having been prescribed by the Regulations of the Commission, the Applicants proceed under Rule 0-2 of such Regulations.

The Funds have been or will be established for the benefit of certain individual highly compensated current or former employees, officers, or directors of Tatum or of any affiliate (as defined in Rule 12b-2 promulgated under the 1934 Act, as amended) of Tatum (each affiliate, together with Tatum, the “Tatum Group”) as part of a program to reward and retain these individuals and to facilitate the recruitment of other high caliber personnel.  All Members in the Funds will be informed that (i) Interests in the Funds will be sold in a transaction exempt under Section 4(2) of the 1933 Act, or Regulation D promulgated thereunder, and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Funds will be exempt from most provisions of the Act.

Applicants believe that, in view of the facts described below and the conditions contained in this Application, the concerns of abuse of investors and overreaching, which the Act was designed to prevent, will not be present.

I.           STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the Funds

Tatum CFO Partners, LLP (“Tatum CFO”) was founded in 1993.  In 2006, Tatum CFO and Tatum CIO Partners, LLP (“Tatum CIO”) merged with and into Tatum, LLC (“Tatum”).  Pursuant to this merger, all of the partners of Tatum CFO and Tatum CIO became members of Tatum.  Tatum CFO and Tatum CIO no longer exist as distinct and separate entities.  Tatum provides financial leadership and technology leadership and staff to companies of varying sizes, industries and stages of development.  As part of its primary business, members and employees of Tatum serve as chief financial officers, or in a similar capacity, of clients of Tatum on a full or part-time basis.  Generally, such individuals are employees of the client while serving in such capacity, although they remain members of Tatum during such terms of service with a client.  As of December 31, 2007, Tatum was comprised of approximately 1,000 members and employees and managed by 5 executive officers and 7 directors.

The manager of the Initial Fund is The Coinvestment Partnership, LLC, a Delaware limited liability company.  The Coinvestment Partnership, LLC is controlled by Doug Tatum, its sole member.  Each of the Funds is or will be a limited liability company, formed or organized under the laws of the state of Georgia, Delaware or another jurisdiction. The term “Manager” hereinafter shall refer to The Coinvestment Partnership, LLC, or any other entity that is a member of the Tatum Group and acts as manager of one or more of the Funds.  If required by applicable law, the Manager will register as an investment adviser under the Advisers Act; no relief in respect of such determination is requested herein.

As they have not yet been formed, the Other Funds may, but will not necessarily, have different objectives, strategies and/or form of organization as noted above.  As used herein, the terms “Members” and “Managers” include members and any managers or other governing body of the Other Funds.  Other than the investment objectives, strategies and/or form of organization, the Other Funds will be substantially similar in form and operation to the Initial Fund.  The specific investment objective and strategies for the Other Funds will be set forth in their organizational documents, and each Eligible Employee, Qualified Participant, and Other Investor will receive a copy thereof prior to becoming a member of one of the Other Funds.

Purposes

The Manager has formed the Initial Fund, and intends to form the Other Funds, to enable Eligible Employees, Qualified Participants and Other Investors to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of the Manager without the necessity of having each investor identify such opportunities and analyze their investment merit.  In addition, the pooling of resources should allow the investors (a) diversification of investments and (b) participation in investments which usually (i) would not be offered to them as individual investors and (ii) have minimum investment levels which might otherwise be beyond their individual means. The Initial Fund will be managed by Tatum Group employees and will invest capital contributed by the Eligible Employees, Qualified Participants and Other Investors in interests offered by certain privately offered funds (the “Underlying Funds”) and may also elect to co-invest in certain investment opportunities alongside the Underlying Funds.  The Tatum Group will control the Funds within the meaning of Section 2(a)(9) of the Act.  It is expected that the Funds will invest in investment opportunities that come to their attention from time to time.

Interests in the Funds

Interests in the Funds will be offered without registration in a transaction under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D and will be sold only to persons who at the time are Eligible Employees or, if permitted by the Manager, to other persons and entities who at the time are Qualified Participants or Other Investors.  The Manager may impose more restrictive suitability standards than those set forth in the definitions of “Eligible Employees,” “Qualified Participants,” and “Other Investors”.    In no event whatsoever will any Fund admit more than 35 Members who do not meet the standards of being an “accredited investor” under 501(a) of Regulation D.  As a result, prior to offering Interests to an Eligible Employee, Qualified Participant or Other Investor, the Manager must reasonably believe that each potential investor that is required to make an investment decision with respect to whether or not to participate in the Funds will be a sophisticated investor capable of understanding and evaluating the risks of participating in the Funds without the benefit of regulatory safeguards and can afford a complete loss of such investment.  All purchasers that are not accredited investors will be furnished with the information specified in paragraph (b)(1) of Rule 506 of Regulation D a reasonable time prior to the sale.   Participation in each of the Funds will be entirely voluntary on the part of an Eligible Employee, Qualified Participant and Other Investor.

Each Eligible Employee, Qualified Participant or Other Investor will be required to complete and sign a subscription agreement (“Subscription Agreement”), attesting to its status as an accredited investor and committing a certain amount of capital to be contributed (“Capital Contribution” or “Capital Contributions”) to the Fund in which they elect to invest.  The terms of the Funds will be fully disclosed to each investor and a copy of the Operating Agreement, private placement memorandum and any other organizational documents will be provided to each investor at the time they are invited to participate in a Fund.

In order to qualify as an “Eligible Employee,” an individual must (i) either be (a) a Consultant or a current or former employee, officer, or director of the Tatum Group, or (b) an entity that is a Consultant of the Tatum Group and (ii) meet the standards of an accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D, except that a maximum of 35 Members who are sophisticated investors or who otherwise meet the conditions of Rule 506(b)(2) but would not meet the definition of an “accredited investor” under Rule 501(a)(5) or 501(a)(6) may become Members of each Fund if the individual qualifies as an “Other Investor,” as defined below.  Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of a Fund to invest in an entity relying on section 3(c)(1) or section 3(c)(7) of the Act or any such entity’s status under the Act.  The Funds will each be an ‘employees’ securities company’ as defined in Section 2(a)(13) of the Act.

It is anticipated that, in the sole discretion of the Manager, Consultants may be offered the opportunity to participate in the Funds.  The Tatum Group has engaged Consultants to provide services and professional expertise on an ongoing basis.  The Tatum Group believes that Consultants share a community of interest with the Tatum Group, the other Eligible Employees, Qualified Participants and Other Investors.  As noted above, Consultants who participate in the Funds will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501 (a) of Regulation D.  Moreover, as discussed in more detail below, Consultants that cease to be currently engaged on retainer by a member of the Tatum group are not permitted to purchase or own Interests in the Fund.

If a Consultant is an entity (e.g. a law firm or a consulting firm), participation in the Funds will be limited to senior level employees, members, or partners of the Consultant who qualify as “accredited investors” under Rule 501(a)(6) of Regulation D.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments that are comparable to other Eligible Employees who are employees, officers or directors of the Tatum Group and who have an interest in maintaining an ongoing relationship with the Tatum Group.  The individuals participating through such entities will belong to that class of persons who will have access to the Manager for the Fund in which they invest; similar to the access afforded the other Eligible Employees, Qualified Participants and Other Investors of such Fund.  Accordingly, there will be a close nexus between the Tatum Group and such entities.

To qualify as an Other Investor, an individual must either (a) be a “knowledgeable employee,” as defined in Rule 3c-5 under the Act, of such Fund (with the applicable Fund treated as though it were a "covered company" for purposes of such rule) or (b) have a graduate degree in business or accounting or a degree in law, have a minimum of five years of consulting, investment banking or similar business experience and have a reportable income from all sources in the two calendar years immediately preceding the Other Investor’s participation in such Fund of at least $100,000 and have a reasonable expectation of reportable income from all sources of at least $140,000 per year in each year in which the Other Investor will be committed to make investments in such Fund. In addition, an Other Investor qualifying under (b) in the immediately preceding sentence will not be permitted to invest or commit to invest in any calendar year more than 10% (or such lesser percentage as shall be determined by the Manager and set forth in the private placement memorandum relating to such Fund) of such person's income from all sources for the immediately preceding calendar year in the aggregate in a Fund and in all other Funds in which such Other Investor has previously invested.   In the event that any Other Investor is permitted to participate in a Fund, such investor will be furnished with the information specified in paragraph (b)(1) of Rule 502 of Regulation D. Any private placement memorandum of a particular Fund will also set forth the specific investment objectives and strategies for such Fund. No sales load or similar fee of any kind will be charged in connection with the sale of Interests.  Any Qualified Entity that is not an accredited investor will be counted in accordance with Regulation D toward the 35 Members of the Fund that are not accredited investors.

In the discretion of the Tatum Group and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by a Fund, to a Qualified Participant of an Eligible Employee.  In order to qualify as a “Qualified Participant,” an individual or entity must be an Eligible Family Member or Qualified Entity, respectively, of an Eligible Employee.  An Eligible Family Member, if such individual or entity is purchasing an Interest from a Member or directly from a Fund must be an accredited investor.  An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee.  A “Qualified Entity” is (i) a trust of which the trustee, settlor and/or beneficiary is an Eligible Employee; (ii) a partnership, corporation or other entity controlled by an Eligible Employee; or (iii) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee.

In order to achieve the intended purposes of the Funds, Applicants believe that it may be necessary for Qualified Participants to be able to participate in the Funds.  Because of the requirements described above, Interests in each Fund will be held by persons and entities with a close nexus to the Tatum Group through employment and/or family ties.  However, the status of an individual or an entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under “Terms of the Funds.”1

The inclusion of “Qualified Entities” as one of the categories of “Qualified Participants” is to enable Eligible Employees or Eligible Family Members to implement personal and family investment and estate planning objectives.  In these cases, there will continue to be a close nexus between the Tatum Group and the Qualified Entity through the applicable Eligible Employee or Eligible Family Member.

Interests in the Funds will be non-transferable except with the prior written consent of the Manager, which may be withheld in its sole discretion, and, in any event, transfers of Interests may only be made to an Eligible Employee, Qualified Participant or Other Investor.  Consequently, the limitations on the transferability of Interests in each Fund assure that the community of interest among the Members will continue through the life of such Fund.

1 As permitted under section 2(a)(13) of the Act, Interests may be held by current and former
Eligible Employees, Qualified Participants and Other Investors.

Given the nexus among Eligible Employees, Qualified Participants, Other Investors and the Tatum Group and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the Tatum Group and sufficient financial sophistication and limited risk of loss become and remain Members in the Funds, Applicants believe that the limitations on the class of person who may subscribe for, acquire, or hold Interests in the Funds enables each Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the Act.

The Manager will have the absolute right to repurchase any Interest if the Manager determines in good faith that any Member’s continued ownership of such Interest in a Fund jeopardizes such Fund’s status as an “employees’ securities company” under the Act or (1) a Member ceases to be an Eligible Employee (for reasons other than termination) Qualified Participant or Other Investor; (2) a Member is deemed, in the sole discretion of the Manager, no longer to be able to bear the economic risk of investment in such Fund; (3) adverse tax consequences would inure to such Fund should the Member remain; or (4) continued membership of Member would violate applicable law or regulations.  In addition, at such time that a Consultant ceases to be actively engaged on retainer by a member of the Tatum Group, the Manager will have the absolute right to repurchase any Interest held by such person.

Upon any repurchase or cancellation of an Interest, the applicable Fund will at a minimum pay to the applicable Member the lesser of (i) the amount actually paid by the Member to acquire the Interest (plus interest, as determined by the Manager) or (ii) the fair market value, determined at the time of repurchase or cancellation of such Interest.  Interest on the amount to be paid to such Member will start to accrue upon the date of repurchase or cancellation of the Interests.

If an Interest of an Eligible Employee is repurchased or cancelled as described above, the Interest of any related Eligible Family Member or Qualified Entity may also be repurchased or cancelled in the sole discretion of the Manager.

The Operating Agreement of the Funds shall provide that if a Member fails to pay his or her respective portion of a capital call when due, a notice of default will be given to such Member by the Manager by e-mail transmission, facsimile transmission, hand delivery or by certified or registered mail.  A Member may not pay less than the full amount of his or her respective portion of a capital call, and the making by a Member of less than the full amount of his or her respective portion of a capital call shall constitute a default if the full amount of such Member’s portion of a capital call is not received from that Member by the applicable Fund within ten (10) business days after the receipt of such notice of default (the last day of such ten (10) business day period being hereinafter referred to as the “Default Date”).  If the full amount of the capital call then due is not received by the applicable Fund by the close of business on the Default Date, the Manager, on behalf of such Fund, may, in its sole discretion and in addition to exercising any other rights afforded by law or at equity, take any one or more of the following actions, to which each Member hereby consents:  (i) commence legal proceedings against the defaulting Member to collect the due and unpaid amount plus interest thereon (at a per annum rate equal to four percent plus the Prime Rate, not to exceed the highest rate permitted by law) and expenses, including attorneys' fees; (ii) deny the defaulting Member the right to participate in any vote or consent of the Members required under the Operating Agreement of such Fund or the Georgia Act; (iii) prohibit the defaulting Member from paying additional installments of his committed Capital Contribution;  (iv)  Suspend the defaulting Member’s right to receive further allocations and distributions from such Fund until the default is cured, and apply all amounts payable to such defaulting Member during such period of suspension against the due and unpaid amount, interest thereon and expenses related thereto; (v) cancel the defaulting Member’s interest in such Fund; (vi) upon notice to the defaulting Member, require the defaulting Member to sell (and each defaulting Member hereby agrees to sell) his interest in such Fund to a person or entity designated by the Manager who is an Eligible Employee, Qualified Participant, or Other Investor and who agrees to pay the due and unpaid amount of such defaulted installment and to assume the defaulting Member’s other obligations under the Operating Agreement at a purchase price equal to 50% of such defaulting Member’s Capital Account as of the Default Date; and (vii) pursue any other remedies and take any other actions that the Manager deems appropriate.

Terms of the Funds

The terms of the Funds will be determined by the Tatum Group in its discretion and will be fully disclosed to each Eligible Employee, Qualified Participant, and Other Investor at the time such investor is invited to participate in such Fund.  Each investor that is invited to participate in a Fund will be furnished with a copy of the relevant subscription documents for such Fund, a copy of this Application and the Operating Agreement, which will set and that sets forth in full the terms applicable to a Member’s investment in the Fund, including at a minimum the following terms if applicable:

(1)           whether the Tatum Group will make co-investments in the same portfolio companies as the Fund, and the terms applicable to the Fund’s investments as compared to that of the Tatum Group’s investments;

(2)           the maximum amount of capital contributions that a Member will be required to make to the Fund during the term of the relevant investment program and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Fund;

(3)           whether the Manager, the Tatum Group or any employees of the Manager or the Tatum Group will be entitled to receive any compensation from, or a performance-based fee (or “carried interest”2) based on, the gains and losses of the Fund’s investment portfolio and, if so, the terms of such compensation or carried interest;

2 A “carried interest” is an allocation to the Manager based on net gains of an investment program.  A Manager that is registered as an investment adviser under the Advisers Act, may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act.  Any carried interest paid to a Manager that is not registered under the Advisers Act will be structured to comply with Section 205(b)(3) of the Advisers Act as if a Fund were a business development company as defined in the Advisers Act.

(4)           whether the Tatum Group will make any capital contributions to the Fund and, if so, the terms applicable to the Tatum Group’s investment in the Fund; and

(5)           the consequences to a Member who defaults on such Member’s obligation to fund required capital contributions to the Fund (including whether such defaulting person's Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the Manager will not elect to exercise any alternative involving any reduction of a portion of any such defaulting person’s interest in a Fund (other than as a result of dilution) if the Manager determines that the defaulting person is suffering from, or will suffer, severe hardship.

The organizational documents for and any other contractual arrangement regarding the Funds will not contain any provision which protects or purports to protect the Tatum Group, the Manager or their delegates against any liability to the Fund or its Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Additionally, any purchasers who are not accredited investors will be furnished with the information required by paragraph (b)(1) of Rule 502 of Regulation D a reasonable time prior to the sale.

A Capital Account will be established and maintained for each Member.  A Member’s Capital Account will reflect the cash investment of the Member and the allocation of profits and losses realized by the Fund in which they invest.  The Manager will have the authority to call for capital contributions from the Members only for the purpose of providing to a Fund money to fund investments made by such Fund.

During the first year of investment in the Initial Fund, investors shall be subject to a capital call in an amount up to 2% of their committed capital to cover legal fees, reimbursement for organizational expenses and certain other administrative expenses.  In each subsequent year, investors shall also be subject to a capital call in an amount up to 1% of their committed capital to cover Board expenses, audits fees and certain other administrative expenses.  Any additional organizational expenses of the Fund will be borne by either the Manager, other members of the Tatum Group or by such Fund as defined in the operating agreement for the Fund.

Registration of the Manager Pursuant to the Investment Advisers Act of 1940

The Manager of the Initial Fund will not be registered under the Advisers Act pursuant to the exemption from registration set forth in Section 203(b) thereof and Rule 203(b)(3)-1 thereunder.  Each Manager of the Other Funds will register as an investment adviser if required under applicable law.  As of the date of this Application, as amended, the Manager is not required to be registered as a state covered investment adviser under the Georgia Uniform Securities Act.

Investments and Operations

Each Fund will operate as a non-diversified, closed-end management investment company within the meaning of the Act.  The primary investment objective will be to permit investors to realize long-term capital appreciation by way of investments in the Underlying Funds and certain co-investments opportunities presented by the Underlying Funds.

Management of each Fund, and accordingly the ultimate responsibility for a Fund’s operations, will be vested exclusively in the Manager for such Fund.  Unless otherwise indicated by the operating agreement of a Fund, the respective Managers will make all investment decisions for the Funds and will have all powers and rights necessary, proper, convenient or advisable to effectuate and carry out the purposes, business and objectives of each of the Funds, except that each Manager my delegate certain of its recordkeeping and reporting responsibilities of a Fund to a third party who is an affiliate of the Tatum Group (as defined in Rule 12b-2 promulgated under the 1934 Act, as amended).  The Tatum Group, the Manager and any other person acting for or on behalf of the Fund shall act in the best interest of the Fund and its security holders. In addition, whenever the Tatum Group, the Manager or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then in accordance reasonableness and good faith and any fiduciary duties owed to the Fund and its Members.

The Manager will make the fairness and other determinations described below under Part III in connection with the Section 17 relief requested.  . The Manager will provide access to Members of each Fund to information concerning their operations and results as described below under “Reports and Accounting.”

The Manager of the Initial Fund will not charge a management fee or performance fee to the Initial Fund.  The Other Funds, however, may pay management fees, performance fees and/or administrative fees to a Manager or another person or entity.  Each Fund may be required to pay, or reimburse the Manager for its payment of its expenses, including expenses in forming the Fund (including legal and accounting fees), on-going legal and accounting fees, administrative expenses and other expenses of such Fund.  During the first year of investment in the Initial Fund, investors shall be subject to a capital call in an amount up to 2% of their committed capital to cover legal fees, reimbursement for organizational expenses, and certain other administrative expenses.  In each subsequent year, investors shall also be subject to a capital call in an amount up to 1% of their committed capital to cover audits fees and certain other administrative expenses.

Members of the Tatum Group and/or unaffiliated third parties may make loans to the Funds, provided that a Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of such Fund (other than short-term paper). In connection with any leverage of a Fund or preferred contributions, Eligible Employees, Qualified Participants, and Other Investors will not have any personal liability in excess of the amounts payable under their respective subscription agreements for the repayment of the preferred capital contribution, including in the event that, upon liquidation of a Fund in which they invest, the assets of such Fund are insufficient to permit the Fund to repay such preferred capital contribution in full. Any leverage or preferred capital contributions will bear interest at a rate no less favorable to a Fund or its Members than that could be obtained on an arm’s length basis.

It is possible that an investment program may be structured in which a Fund will co-invest with one or more members of the Tatum Group.  All side-by-side investments held by Tatum Group entities will be subject to the restrictions contained in Condition 3 in Section III, “Applicants’ Conditions.”

The Funds will not invest more than 15% of their assets in securities issued by registered investment companies (with the exception of temporary investments in money market funds), and each Fund will not acquire any security issued by a registered investment company if immediately after such acquisition the Fund will own more than 3% of the outstanding voting stock of the registered investment company.

Subject to the terms of the applicable Operating Agreement (or other constitutive documents), a Fund will be permitted to enter into transactions involving (i) a Tatum Group entity, (ii) a portfolio company, (iii) a Member or any person or entity affiliated with a Member, or (iv) any partner or other investor in any entity in which a Fund invests.  Such transactions may include, without limitation, the purchase and sale by a Fund of an investment, or an interest therein, from or to any member of the Tatum Group, acting as principal.  With regard to such transactions, the Manager must determine prior to entering into such transaction that the terms thereof are fair to the Members of the Fund.

Reports and Accounting

Each Fund will send annual reports, which will contain audited financial statements, to each Member within 120 days after the end of the fiscal year of each of the Funds or as soon as practicable thereafter, unless the value of the assets of the particular Fund at the end of the fiscal year is $3 million or less, in which case the financial statements may be unaudited.  In addition, as soon as practicable after the end of each fiscal year, the Manager of each Fund will send a report to each person who was a Member in the applicable Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Members of their federal and state income tax returns.

II.           REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the Act to the extent that such exemption is consistent with the protection of investors.  Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested and the relationship between the company and the issuers of the securities in which it invests.  Section 2(a)(13) defines an employees’ securities company, in relevant part, as any investment company all of whose securities are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).
Section 7 of the Act generally prohibits an investment company that is not registered under section 8 of the Act from selling or redeeming its securities. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the Act, if the Commission deems it necessary.  On the basis of the foregoing statement of facts, the Applicants submit that the action for the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

1.           Each Fund will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; the sole shareholder of the Manager of the Initial Fund is also the majority shareholder of Tatum and all Members of such Fund will be Eligible Employees and/or their Qualified Participants; all of such Eligible Employees will be “accredited investors” pursuant to Rules 501(a)(5) or 501(a)(6) of Regulation D, except that a maximum of 35 partners who qualify as Other Investors may become Members of a Fund if approved by the Manager of such Fund; any purchaser who is not an accredited investor will be furnished with the information required by paragraph (b) of Rule 502 of Regulation D within a reasonable time prior to sale; any private placement memorandum will also set forth the specific investment objectives and strategies for a particular Fund; and no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Operating Agreement, if any) will be paid directly or indirectly to the Manager by such Fund.

2.           With respect to each Fund, there will be a substantial community of economic and other interests among the Tatum Group, the Manager of the applicable Fund and the Eligible Employees, Qualified Participants or Other Investors of such Fund, taking into consideration the concern of the Tatum Group with the morale of its personnel and its Consultants and the importance to the Tatum Group of attracting and retaining its personnel, and the absence of any public group of investors;

3.           Any investment program for each Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Employees, Qualified Participants or Other Investors by persons outside of the Tatum Group seeking to profit from fees for investment advice or from the distribution of securities;

4.           The potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers (i) a co-investment with the Tatum Group or (ii) purchases or sale to or from the Tatum Group; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager of such Fund and on the part of the Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Members of such Fund with respect to such matters as independent accountants, the furnishing of reports to Members of such Fund, and in the conditions and other restrictions on such Fund’s operations contained in this application; and

5.           Eligible Employees will be financial leadership professionals, or in related activities, who meet the current standard of “accredited investor” set forth in Rules 501(a)(5) or 501(a)(6) of Regulation D (except as described above with respect to Other Investors) and are each (or, with respect to Other Investors, together with their purchaser representatives, will be) equipped with experience and education and resources to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investment in such Fund, to afford a complete loss of such investment and to understand that such Fund is being offered without registration under the Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the Act exempting Applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”).  With respect to sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e) and (h) of the Act and the Rules and Regulations thereunder, and rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the Application..

Section 17(a)

Section17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing, any security or other property to or from the company. The Applicants request an exemption from Section 17(a) of the Act only to the extent necessary to permit (a) a Tatum Group entity, acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; (b) any Fund to invest in or engage in any transaction with any entity acting as principal, (1) in which the Fund, any company controlled by the Fund, or any Tatum Group entity, has invested or will invest, or (2) with which the Fund, any company controlled by the Fund, or any Tatum Group entity, is or will become affiliated; and (c) a partner or other investor in which the Fund invests, acting as principal, to engage in any transactions directly or indirectly with the related Fund or any company controlled by such Fund. The transactions to which each Fund is a party will be effected only after a determination by the Manager that the requirements of Condition 1 in Section III, “Applicants’ Conditions,” below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable Operating Agreement.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such Section is also requested.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in companies, properties, or vehicles in which the Tatum Group may make or have already made an investment.

The relief is also requested to permit the Funds the flexibility to deal with their individual Portfolio Investments in the manner each Manager deems most advantageous to all Members in their respective Fund, or as required by the Tatum Group or a Fund’s co-investors, including without limitation restructuring its investments, having its investments redeemed, tendering a Fund’s securities or negotiating options or implementing exit strategies with respect to its investments.  Without an exemption, the Funds may be restricted in their ability to negotiate favorable terms.  Indeed, without the requested relief the Manager may be unable to achieve the best possible returns for their respective Funds or to effectuate the investment program contemplated by the Tatum Group, the Funds and their Partners. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings in which a Tatum Group entity participates.

An exemption from Section 17(a) is consistent with the policies of the Funds and the protection of investors and necessary to promote the basic purpose of the Funds, as more fully discussed with respect to Section 17(d) below.  The Members in each Fund will have been fully informed of the possible extent of such Fund’s dealings with the Tatum Group, and, as successful professionals providing financial and technology leadership, or in the administrative, accounting, legal or operational activities related thereto, will be able to understand and evaluate the attendant risks.  The community of interest among Members in each Fund, on the one hand, and the Tatum Group, on the other hand, insures against risks of abuse.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a).  In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the Act, for which exemption relief has not been requested, would require approval of the Commission.

Section 17 (d)

Section 17(d) of the Act and Rule 17d-1 prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of an affiliated person or principal underwriter, acting as principal, from participating in any joint enterprise or other joint arrangement unless authorized by the Commission.  The Applicants request an exemption from Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Fund (including without limitation the Manager, Tatum and other members of the Tatum Group), or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Fund or a company controlled by such Fund is a participant.  The exemption requested would permit, among other things, co-investments by the Funds and individual employees, officers, directors or Consultants of the Tatum Group making their own individual investment decisions apart from the Tatum Group.  To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1) such transactions are incorporated hereunder and an exemption from such section and rule is also requested.

Compliance with Section 17(d) would prevent the Funds from achieving a principal purpose, which is to provide vehicles for Eligible Employee, Qualified Participant, and Other Investor to co-invest with the Tatum Group.  Because of the number and sophistication of the potential Members in each of the Funds and persons affiliated with such Members, strict compliance with Section 17(d) would cause each of the Funds to forego investment opportunities simply because a Member in such Fund or other affiliated person of the applicable Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with the Tatum Group or the Tatum Group’s capital resources and experience in business.  In addition, attractive investment opportunities of the types that may be considered by each Fund often require participants in the transaction to make available funds in an amount that may be substantially greater than may be available to one of the Funds alone.  As a result, the only way in which one of the Funds may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Fund primarily will be organized for the benefit of the Eligible Employee and Other Investor participants, as an incentive for them to remain with the Tatum Group and for the generation and maintenance of goodwill.  Applicants believe that if co-investments with the Tatum Group are prohibited, the appeal of a Fund for Eligible Employees and Other Investors will be significantly diminished.  Eligible Employees have indicated a desire to participate in such co-investment opportunities through the Funds because they believe that (a) the resources of the Tatum Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments expected to be made by the Tatum Group may not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The concern that permitting co-investments by a member of the Tatum Group, on the one hand, and each of the Funds on the other, might lead to less advantageous treatment of each Fund, should be mitigated by the fact that (a) the Tatum Group, in addition to its stake through its co-investment will be acutely concerned with its relationship with the personnel who invest in the Funds, and (b) senior officers and partners of members of the Tatum Group will be investing in the Funds.

In summary, the requested relief under Section 17(d) of the Act is necessary in light of the purpose of the Funds.  Given the criteria for Eligible Employees and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the Act.

The Applicants specifically represent and concede that the Manager in managing each Fund is subject to Section 36 of the Act, and the Manager will, at all times, comply with the requirements of such section of the Act.  The requirements of such section are specifically incorporated by reference in this Application.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, each Fund agrees to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants, on behalf of each Fund, represent that any transactions otherwise subject to Section 17(d) of the Act and Rule 17d-1 thereunder, for which the requested relief has not been granted hereby, would require approval by the Commission.

Section 17(f)

Section 17(f) designates the entities that may act as investment company custodians, and Rule 17f-1 imposes certain requirements when the custodian is a member of a national securities exchange.  The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a member of the Tatum Group to act as custodian without a written contract.  Because there will be such a close association between each Fund and the Tatum Group, requiring a detailed written contract would expose such Funds to unnecessary burden and expense.  Furthermore, any securities of each Fund held by a member of the Tatum Group will have the protection of fidelity bonds.  Thus, it does not appear that any written contract is necessary.  In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicants do not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit.  Except as set forth above, each Fund will otherwise comply with all the provisions of Rule 17f-1.

Section 17(g)

Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The Applicants request an exemption from Section 17(g) and Rule 17g-1 to the extent necessary to permit each Fund to comply with Rule 17g-1 without the necessity of having a majority of the managers of the Manager who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17g-1.  Since all the managers of the Manager will be affiliated persons, without the relief requested, a Fund could not comply with Rule 17g-1.  Specifically, each Fund will comply with Rule 17g-1 by having a majority of the board of managers of the Manager take such actions and make such approvals as are set forth in Rule 17g-1.  Each Fund will, except for the requirements of such approvals by “non-interested” persons, otherwise comply with Rule 17g-1.

Section 17(j)

Section 17(j) and Rule 17j-1 require that every registered investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security and making it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary.  Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions and to seek approval before investing in initial public offerings or limited offerings would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Members in such Fund by virtue of their common association in the Tatum Group; the substantial and largely overlapping protections afforded by the conditions with which each Fund has agreed to comply; the concern of the Tatum Group that personnel who participate in each Fund actually receive the benefits they expect to receive when investing in the Funds; and the fact that the investments of each Fund will be investments that usually would not be offered to the Members in such Fund, including those Members who would be deemed access persons, as individual investors.  Accordingly, the requested exemption is consistent with the purposes of the Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of each Fund.  Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), 30(b) and 30(e) of the Act

Sections 30(a), 30(b) and 30(e) of the Act, and the rules thereunder, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Members in each Fund.  The pertinent information contained in such filings will be furnished to the Members of each Fund, the only class of people truly interested in such material.  In view of the community of interest among all parties concerned with the Funds and the fact that Interests in the Funds are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Section 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to the Funds or their operations.  Consequently, the Applicants request that the exemptive relief be granted.  Each Fund would report annually to its Members in the manner described above.  Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the Members in such Fund in the manner described above.  Although a Fund may trade a portfolio of securities, it is intended that such Fund hold relatively few investments over long periods of time. Such investments require a sophisticated and complex valuation. In view of the foregoing, and in light of the lack of trading or public market for Interests, it is respectfully submitted that to allow annual, rather than semi-annual reports, would be consistent with the protection of investors and the policies fairly intended by the Act.

Section 30(h)

Section 30(h) of the Act requires that every officer, director and member of an advisory board of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act.  As a result, the Manager of each Fund and others who may be deemed members of an advisory board of the Funds may be required to file Forms 3, 4 and 5 with respect to their ownership of Interests in such Fund, even though no trading market for such Interests would exist and transferability of such Interests would be severely restricted.  These filings are unnecessary for the protection of investors and burdensome to those required to make them.  Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent.  Accordingly, exemption is requested from the requirements of Section 30(h), to the extent necessary to exempt the Manager of each Fund, managers of the Manager and any officer or any other person who may be deemed members of an advisory board of each Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Interests in each Fund.

Rule 38a-1

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.  Each Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Fund does not have a board of directors, the board of managers of the Manager will fulfill the responsibilities assigned to a Fund’s board of directors under the Rule, and (ii) since all members of the board of managers of the Manager could be deemed interested persons of the Funds, approval by a majority of the disinterested board members as required by Rule 38a-1 will not be obtained.

III.           APPLICANTS CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule l7d-1 to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Manager determines that:

(a)           the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of such Fund and do not involve overreaching by such Fund or its Members on the part of any person concerned; and

(b)           the Section 17 Transaction is consistent with the interests of the Members of such Fund, such Fund’s organizational documents, and such Fund’s reports to its Members.

In addition, the Manager of each Fund will record and preserve a description of Section 17 Transactions, the Manager’s findings, the information or materials upon which the Manager’s findings are based, and the basis therefor.  All records relating to an investment program will be maintained until the termination of such investment program and at least six years thereafter, and will be subject to examination by the Commission and its staff.3

2.           In connection with the Section 17 Transactions, the Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.           The Manager of each Fund will not invest the funds of such Fund in any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund’s investment prior to or concurrently with, and on the same terms as, and pro rata with the Co-Investor.  The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act) of such Fund; (b) a member of the Tatum Group; (c) an officer or director of a member of the Tatum Group; or (d) an entity in which the Manager acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly owned subsidiary, to any company (a “parent”) of which such Co-Investor is a direct or indirect wholly owned subsidiary, or to a direct or indirect wholly owned subsidiary of its parent; (b) to immediate family members of such Co-Investor or a trust or other investment vehicle established for any such family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) thereunder; or (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

3 Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

4.           Each Fund and the Manager will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that may be provided to the Members in such Fund, and each annual report of such Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff.4

5.           The Manager of each Fund will send to each Member in such Fund who had an interest in any capital account of such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund’s independent accountants, unless the value of the assets of the particular Fund at the end of the fiscal year is $3 million or less, in which case the financial statements may be unaudited. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of such Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  In addition, within 120 days after the end of each fiscal year of each Fund or as soon as practicable thereafter, the Manager of such Fund will send a report to each person who was a Member in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or its federal and state income tax returns, and a report of the investment activities of the Fund during that fiscal year.

6.           In any case where purchases or sales are made by a Fund from or to an entity affiliated with such Fund by reason of a 5% or more investment in such entity by a Tatum Group director, officer or employee, such individual will not participate in such Fund’s determination of whether or not to effect such purchase or sale.

4  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

IV.           CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Funds as an investment program uniquely adapted to the needs of employees of members of the Tatum Group.  The exemptions requested are necessary to create an attractive investment program for Eligible Employees, Qualified Participants, and Other Investors and to enable the investment activities of each Fund to maintain the community of interest among its respective Partners.  It is respectfully submitted that the protection provided in the sections of the Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that each Fund will be an “employees’ securities company” as defined in Section 2(a)(13) of the Act.

Attached as Exhibit A-1 and Exhibit A-2 are the verifications required to be delivered pursuant to Rule 0-2(d).  Attached as Exhibit B-1 and Exhibit B-2 are resolutions of the Management Committee of Tatum and the sole member of the Manager of the Initial Fund, respectively, as required to be delivered pursuant to Rule 0-2(c).  Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is SunTrust Plaza, 303 Peachtree Street, NE, Suite 4400, Atlanta, Georgia 30308, and further state that all communications or questions concerning this Application should be directed to:

Douglass M. Tatum
The Coinvestment Partnership, LLC
35 North Main Street
Jasper, Georgia 30143

Margaret A. Sheehan
Alston & Bird, LLP
950 F Street, N.W.
Washington, D.C. 20004

Attached as Exhibit C is a form of proposed notice for an order of exemption under Sections 6(b) and 6(e) pursuant to Rule 0-2(g).

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 have been complied with and that the limited liability member of Tatum and the Manager of the Initial Fund who have signed and filed this Application in the respective names and on behalf of Tatum and the Manager on behalf of the Initial Fund are fully authorized to do so.

TATUM, LLC

By:	/s/ Rich D’Amaro
Name: Rich D’Amaro
Title: Chief Executive Officer

TATUM INVESTMENT PARTNERS, LLC

By:	The Coinvestment Partnership, LLC,
its Manager

By:	/s/ Douglass M. Tatum
Name: Douglass M. Tatum
Title: Manager

Dated: April 27, 2009

EXHIBIT A-1

THE STATE OF GEORIGIA	)
) SS
COUNTY OF COBB	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated as of this 27th day of April, 2009; for and on behalf of TATUM, LLC; that he is a member of TATUM, LLC; and that all action necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TATUM, LLC

By: /s/ Rich D’Amaro
Name: Rich D’Amaro
Title: Chief Executive Officer

Subscribed and sworn to before me, a Notary Public
in and for the State of Georgia,
this _____ day of April, 2009.

______________________________
Notary Public

EXHIBIT A-2

DISTRICT OF COLUMBIA                                                                                         ) SS

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated as of this 27th day of April, 2009; for and on behalf of TATUM INVESTMENT PARTNERS, LLC and THE COINVESTMENT PARTNERSHIP, LLC, its manager; that he is a Member of TATUM INVESTMENT PARTNERS, LLC and the Manager of THE COINVESTMENT PARTNERSHIP, LLC; and that all action necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TATUM INVESTMENT PARTNERS, LLC

By: The Coinvestment Partnership, LLC, its manager

By: /s/ Douglass M. Tatum
Name: Douglass M. Tatum
Title: Manager

Exhibit B-1

Resolutions of the Management Committee of Tatum, LLC

Application for an Order as an Employees’ Securities Company

RESOLVED:
That this Fund file an application for an exemptive order under the Investment Company Act of 1940 (the “1940 Act”) with the Securities and Exchange Commission for relief from certain provisions of the 1940 Act to establish investment partnerships and other entities, each to be organized as an “employees’ securities company” (as defined in 1940 Act), in such form as the Chief Executive Officer may approve; and that the Chief Executive Officer are, and each of them acting singly is, authorized, in the name and on behalf of this Fund, to execute an application for an exemptive order under the 1940 Act and file it with the Securities and Exchange Commission, in such form as the Chief Executive Officer or Chief Executive Officer so acting may by his or their execution thereof approve (as so executed and filed, the “Application for Exemption”), the execution and filing of the Application for Exemption to be conclusive evidence that the same has been authorized and approved by the Committee.

General

RESOLVED:
That the Chief Executive Officer are, and each of them acting singly is, authorized on behalf of this Fund and The Coinvestment Partnership, LLC to execute, acknowledge, deliver and file all such orders, directions, certificates and other documents, and to do or cause to be done all such other acts as they, or any of them acting singly, shall deem necessary or desirable to carry out and give effect to the foregoing actions, the taking of any such action to be conclusive evidence that the same has been approved by the Management Committee.

Exhibit B-2

Resolutions of the Sole Member of The Coinvestment Partnership, LLC

Application for an Order as an Employees’ Securities Company

RESOLVED:
That this Company, in its capacity as Manager of the Initial Fund, file an application for an exemptive order under the Investment Company Act of 1940 (the “1940 Act”) with the Securities and Exchange Commission for relief from certain provisions of the 1940 Act to establish investment partnerships and other entities, each to be organized as an “employees’ securities company” (as defined in 1940 Act), in such form as the Managers may approve; and that the Managers are, and each of them acting singly is, authorized, in the name and on behalf of this Company in its capacity as Manager of the Initial Fund, to execute an application for an exemptive order under the 1940 Act and file it with the Securities and Exchange Commission, in such form as the they or he so acting may by their or his execution thereof approve (as so executed and filed, the “Application for Exemption”), the execution and filing of the Application for Exemption to be conclusive evidence that the same has been authorized and approved by the sole member of this Company.

General

RESOLVED:
That the Managers are, and each of them acting singly is, authorized on behalf of this Company, for itself and in its capacity as Manager of the Initial Fund, to execute, acknowledge, deliver and file all such orders, directions, certificates and other documents, and to do or cause to be done all such other acts as they or he shall deem necessary or desirable to carry out and give effect to the foregoing actions, the taking of any such action to be conclusive evidence that the same has been approved by the sole member of this Company.

Exhibit C

SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No.        ;  813-______]

Tatum Investment Partners, LLC and Tatum, LLC; Notice of Application

_____________, 2009

Agency:  Securities and Exchange Commission ("SEC").

Action:  Notice of application for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “Act”) granting an exemption from all provisions of the Act, except Section 9 and Sections 36 through 53, and the rules and regulations thereunder.

Summary of Application:  Applicants request an order to exempt certain limited liability companies and other investment vehicles (“Funds”) formed for the benefit of key employees, officers, directors and members of Tatum, LLC, a Delaware limited liability company (“Tatum”), and certain of its affiliates from certain provisions of the Act.  Each Fund will be an “employees' securities company” as defined in Section 2(a)(13) of the Act.

Applicants:  Tatum Investment Partners, LLC, a Georgia limited liability company (the "Initial Fund”) and Tatum, on behalf of all subsequent pooled investment vehicles that are substantially similar in all material respects (other than investment objective and strategy) to the Fund that may be offered in the future to the same class of investors as those investing in the Fund (the “Other Funds”).  “Funds” means the Fund and all Other Funds.

Filing Dates:  The application was filed on April __, 2009.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on __________________, 2008, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses:  Secretary, SEC, 100 F Street, NE, Washington, DC 20549-2521.
Applicants: Rich D’Amaro, SunTrust Plaza, 303 Peachtree Street, NE, Suite 4400, Atlanta, Georgia 30308.

For Further Information Contact:  _______________, Staff Attorney, at (202) 942-____, or _______________, Branch Chief, at (202) 942-____ (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained for a fee by writing the SEC's Public Reference Branch at 100 F Street, NE, Washington, DC 20549-2521.

Applicants' Representations:

1.           Tatum CFO Partners, LLP (“Tatum CFO”) was founded in 1993.  In 2006, Tatum CFO and Tatum CIO Partners, LLP (“Tatum CIO”) merged with and into Tatum, LLC (“Tatum”).  Pursuant to this merger, all of the partners of Tatum CFO and Tatum CIO became members of Tatum.  Tatum CFO and Tatum CIO no longer exist as distinct and separate entities.  Tatum provides financial and technology leadership and staff to companies of varying sizes, industries and stages of development.  As part of its primary business, members and employees of Tatum serve as chief financial officers, or in a similar capacity, of clients of Tatum on a full or part-time basis.  Generally, such individuals are employees of the client while serving in such capacity, although they remain employees of Tatum during such terms of service with a client.  Tatum and its affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are referred to in this notice collectively as the “Tatum Group.”

2.           The Manager of the Fund is The Coinvestment Partnership, LLC a Delaware limited liability company (“TCP”).  Douglas Tatum is the sole member of TCP.  The Manager of the Fund will not be registered under the Advisers Act pursuant to the exemption from registration set forth in Section 203(b) thereof and Rule 203(b)(3)-1 thereunder.  The Manager is a member of the Tatum Group.  A manager of one of the Other Funds will register as an investment adviser if required under applicable law.

3.           The Funds have been or will be established for the benefit of certain individual highly compensated current or former employees, officers, or directors of Tatum or of any affiliate (as defined in Rule 12b-2 promulgated under the 1934 Act, as amended) of Tatum (each affiliate, together with Tatum, the “Tatum Group”) as part of a program to reward and retain these individuals and to facilitate the recruitment of other high caliber personnel.  All Members in the Funds other than the General Partner will be informed that (i) Interest in the Funds will be sold in a transaction exempt under Section 4(2) of the 1933 Act, or Regulation D promulgated thereunder, and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Funds will be exempt from most provisions of the Act.

  It is intended that the Fund will enable Eligible Employees, Qualified Participants and Other Investors to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of the Manager without the necessity of having each investor identify such opportunities and analyze their investment merit.  In addition, the pooling of resources should allow the investors (a) diversification of investments and (b) participation in investments which usually (i) would not be offered to them as individual investors and (ii) have minimum investment levels which might otherwise be beyond their individual means. It is expected that the Funds will invest in investment opportunities that come to their attention from time to time. The Funds will make investments in interests offered by certain privately offered funds (the “Underlying Funds”) and may also elect to co-invest in certain investment opportunities alongside the Underlying Funds.    The Applicants believe that, in view of the facts described below and the conditions contained in the Application, the concerns of abuse of investors and overreaching, which the Act was designed to prevent, will not be present.  Each of the Funds will be formed as an “employees’ securities company” within the meaning of Section 2(a)(13) of the Act, and will operate as a non-diversified or diversified, closed-end, management investment company.  Membership will only be offered to Eligible Employees, Qualified Participants and Other Investors (as defined below).

4.           “Eligible Employee” means (a) an individual who is a current Consultant or a current or former employee, officer, or director of the Tatum Group and meets the standard of an “accredited investor” under Rules 501(a)(5) or 501(a)(6) of Regulation D, or (b) an entity that is a current Consultant of the Tatum Group and meets the standard of accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D.

5.           “Qualified Participant” means an individual or entity who or that (i) is an Eligible Family Member or Qualified Entity of an Eligible Employee, and (ii) if such individual or entity is purchasing an Interest from a Member or directly from a Fund, must be an accredited investor.

6.           “Eligible Family Member” means a spouse, parent, child (including any step and adoptive relationships), spouse of child, brother, sister, or grandchild of an Eligible Employee.

7.           “Qualified Entity” means (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee; (b) a partnership, corporation or other entity controlled by an Eligible Employee or (c) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee. A Qualified Entity must be either an accredited investor or an entity for which an Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker.

8.           “Other Investor” means a current Consultant or a current or former employee, officer, or director of the Tatum Group who, although not an accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D, meets the conditions of Rule 506(b)(2), and (a) is a “knowledgeable employee”, as defined in Rule 3c-5 under the Act, of such Fund (with the applicable Fund treated as though it were a “covered company” for purposes of such rule) or (b) has a graduate degree in business, law or accounting; has a minimum of five years of consulting, investment banking, or similar business experience; and has a reportable income from all sources in the two calendar years immediately preceding the Other Investor’s participation in such Fund of at least $100,000 and will have a reasonable expectation of reportable income from all sources of at least $140,000 in each year in which the Other Investor will be committed to make investments in such Fund. In addition, an Other Investor qualifying under (b) in the immediately preceding sentence will not be permitted to invest or commit to invest  in any calendar year more than 10% (or such lesser percentage as shall be determined by the Manager and set forth in the private placement memorandum relating to such Fund) of such person’s income from all sources for the immediately preceding calendar year in the aggregate in a Fund and in all other Funds in which such Other Investor has previously invested.

9.            Interests in the Funds will be offered without registration in a transaction under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D and will be sold only to persons who at the time are Eligible Employees or, if permitted by the Manager, to other persons and entities who at the time are Qualified Participants or Other Investors.  As a result, prior to offering Interests to an Eligible Employee, Qualified Participant or Other Investor, the Manager must reasonably believe that each potential investor that is required to make an investment decision with respect to whether or not to participate in the Funds will be a sophisticated investor capable of understanding and evaluating the risks of participating in the Funds without the benefit of regulatory safeguards and can afford a complete loss of such investment.  Each Eligible Employee, Qualified Participant or Other Investor will be required to complete and sign a subscription agreement (“Subscription Agreement”), attesting to its status as an accredited investor and committing a certain amount of capital to be contributed (“Capital Contribution” or “Capital Contributions”) to the Fund in which they elect to invest.

10.           The terms of the Funds will be fully disclosed to each investor and a copy of the Operating Agreement and any other organizational documents will be provided to each investor at the time they are invited to participate in a Fund.  Participation in the Fund will be entirely voluntary on the part of an Eligible Investor.

11.            A Capital Account will be established and maintained for each Member.  A Member’s Capital Account will reflect the cash investment of the Member and the allocation of profits and losses realized by the Fund in which they invest.  The Manager will have the authority to call for capital contributions from the Members only for the purpose of providing to a Fund monies to fund investments made by such Fund.

12.           The Manager will have the absolute right to repurchase any Interest if the Manager determines in good faith that any Member’s continued ownership of such Interest in a Fund jeopardizes such Fund’s status as an “employees’ securities company” under the Act or (1) a Member ceases to be an Eligible Employee (for reasons other than termination) Qualified Participant or Other Investor; (2) a Member is deemed, in the sole discretion of the Manager, no longer to be able to bear the economic risk of investment in such Fund; (3) adverse tax consequences would inure to such Fund should the Member remain; or (4) continued membership of Member would violate applicable law or regulations.

13.           Upon any repurchase or cancellation of an Interest, the applicable Fund will at a pay to the applicable Member the lesser of (i) the amount actually paid by the Member to acquire the Interest (plus interest, as determined by the Manager) or (ii) the fair market value, determined at the time of repurchase or cancellation of such Interest.  Interest on the amount to be paid to such Member will start to accrue upon the date of repurchase or cancellation of the Interests.

14.           If an Interest of an Eligible Employee is repurchased or cancelled as described above, the Interest of any related Eligible Family Member or Qualified Entity may also be repurchased or cancelled in the sole discretion of the Manager.

15.           The Operating Agreement of the Funds shall provide that if a Member fails to pay his or her respective portion of a capital call when due, a notice of default will be given to such Member by the Manager by e-mail transmission, facsimile transmission, hand delivery or by certified or registered mail.  A Member may not pay less than the full amount of his or her respective portion of a capital call, and the making by a Member of less than the full amount of his or her respective portion of a capital call shall constitute a default if the full amount of such Member’s portion of a capital call is not received from that Member by the applicable Fund within ten (10) business days after the receipt of such notice of default (the last day of such ten (10) business day period being hereinafter referred to as the “Default Date”).  If the full amount of the capital call then due is not received by the applicable Fund by the close of business on the Default Date, the Manager, on behalf of such Fund, may, in its sole discretion and in addition to exercising any other rights afforded by law or at equity, take any one or more of the following actions, to which each Member hereby consents:  (i) commence legal proceedings against the defaulting Member to collect the due and unpaid amount plus interest thereon (at a per annum rate equal to four percent plus the Prime Rate, not to exceed the highest rate permitted by law) and expenses, including attorneys’ fees; (ii) deny the defaulting Member the right to participate in any vote or consent of the Members required under the Operating Agreement of such Fund or the Georgia Act; (iii) prohibit the defaulting Member from paying additional installments of his committed Capital Contribution;  (iv)  Suspend the defaulting Member’s right to receive further allocations and distributions from such Fund until the default is cured, and apply all amounts payable to such defaulting Member during such period of suspension against the due and unpaid amount, interest thereon and expenses related thereto; (v) cancel the defaulting Member’s interest in such Fund; (vi) upon notice to the defaulting Member, require the defaulting Member to sell (and each defaulting Member hereby agrees to sell) his interest in such Fund to a person or entity designated by the Manager who is an Eligible Employee, Qualified Participant, or Other Investor and who agrees to pay the due and unpaid amount of such defaulted installment and to assume the defaulting Member’s other obligations under the Operating Agreement at a purchase price equal to 50% of such defaulting Member’s Capital Account as of the Default Date; and (vii) pursue any other remedies and take any other actions that the Manager deems appropriate.

16.           Each Fund will operate as a non-diversified, closed-end management investment company within the meaning of the Act.  The primary investment objective will be to permit investors to realize long-term capital appreciation by way of equity securities, equity-related securities and mezzanine debt securities.

17.           The Manager will make the fairness and other determinations described below under Part III in connection with the Section 17 relief requested.  The Manager may, in the case of certain investment programs, contribute capital to a Fund, in addition to the capital contributions of the other Members, for Portfolio Investments. The Manager will provide access to Members of each Fund to information concerning their operations and results.

18.           The Manager of the Initial Fund will not charge a management fee or performance fee to the Initial Fund.  The Other Funds, however, may pay management fees, performance fees and/or administrative fees to a Manager or another person or entity.  Each Fund may be required to pay, or reimburse the Manager for its payment of its expenses, including expenses in forming the Fund (including legal and accounting fees), on-going legal and accounting fees, administrative expenses and other expenses of such Fund.

19.           Members of the Tatum Group and/or unaffiliated third parties may make loans to the Funds, provided that a Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of such Fund (other than short-term paper). In connection with any leverage of a Fund or preferred contributions, Eligible Employees, Qualified Participants, and Other Investors will not have any personal liability in excess of the amounts payable under their respective subscription agreements for the repayment of the preferred capital contribution, including in the event that, upon liquidation of a Fund in which they invest, the assets of such Fund are insufficient to permit the Fund to repay such preferred capital contribution in full. Any leverage or preferred capital contributions will bear interest at a rate no less favorable to a Fund or its Members than that could be obtained on an arm’s length basis.

20.           It is possible that an investment program may be structured in which a Fund will co-invest with one or more members of the Tatum Group.

21.           The Funds will not invest more than 15% of their assets in securities issued by registered investment companies (with the exception of temporary investments in money market funds), and each Fund will not acquire any security issued by a registered investment company if immediately after such acquisition the Fund will own more than 3% of the outstanding voting stock of the registered investment company.

22.           Subject to the terms of the applicable Operating Agreement (or other constitutive documents), a Fund will be permitted to enter into transactions involving (i) a Tatum Group entity, (ii) a portfolio company, (iii) a Member or any person or entity affiliated with a Member, or (iv) any partner or other investor in any entity in which a Fund invests.  Such transactions may include, without limitation, the purchase and sale by a Fund of an investment, or an interest therein, from or to any member of the Tatum Group, acting as principal.  With regard to such transactions, the Manager must determine prior to entering into such transaction that the terms thereof are fair to the Members of the Fund.

23.           Each Fund will send annual reports, which will contain audited financial statements, to each Member within 120 days after the end of the fiscal year of each of the Funds or as soon as practicable thereafter, unless the value of the assets of the particular Fund at the end of the fiscal year is $3 million or less, in which case the financial statements may be unaudited.  In addition, as soon as practicable after the end of each fiscal year, the Manager of each Fund will send a report to each person who was a Member in the applicable Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Members of their federal and state income tax returns.

24.
As they have not yet been formed, the Other Funds may, but will not necessarily, have different objectives, strategies and/or form of organization.  Other than the investment objectives, strategies and/or form of organization, the Other Funds will be substantially similar in form and operation to the Initial Fund.  The specific investment objective and strategies for the Other Funds will be set forth in their organizational documents, and each Eligible Employee, Qualified Participant, and Other Investor will receive a copy thereof prior to becoming a member of one of the Other Funds.

25.	The Tatum Group will control the Funds within the meaning of Section 2(a)(9) of the Act.

26.	The Tatum Group, the Manager and any other person acting for or on behalf of the Fund shall act in the best interest of the Fund and its security holders.

27.
Whenever the Tatum Group, the Manager or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then in accordance reasonableness and good faith and any fiduciary duties owed to the Fund and its Members.

28.
The organizational documents for and any other contractual arrangement regarding the Funds will not contain any provision which protects or purports to protect the Tatum Group, the Manager or their delegates against any liability to the Fund or its Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Applicants' Legal Analysis:

1.           Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the Act to the extent that such exemption is consistent with the protection of investors.  Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested and the relationship between the company and the issuers of the securities in which it invests.  Section 2(a)(13) defines an employees’ securities company, in relevant part, as any investment company all of whose securities are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.           Section 7 of the Act generally prohibits an investment company that is not registered under section 8 of the Act from selling or redeeming its securities. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the Act, if the Commission deems it necessary.   The Applicants request an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “Act”) granting an exemption from all provisions of the Act, except Section 9 and Sections 36 through 53, and the rules and regulations thereunder.

3.           Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing, any security or other property to or from the company. The Applicants request an exemption from Section 17(a) of the Act only to the extent necessary to (a) a Tatum Group entity, acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; (b) any Fund to invest in or engage in any transaction with any entity acting as principal, (1) in which the Fund, any company controlled by the Fund, or any Tatum Group entity, has invested or will invest, or (2) with which the Fund, any company controlled by the Fund, or any Tatum Group entity, is or will become affiliated; (c) a partner or other investor in which the Fund invests, acting as principal, to engage in any transactions directly or indirectly with the related Fund or any company controlled by such Fund; and (d) to permit the transactions otherwise described or contemplated by the Application.

The Applicants state that an exemption from Section 17(a) is consistent with the policy of the Funds and the protection of investors and necessary to promote the basic purpose of the Funds, as more fully discussed with respect to Section 17(d) below.  The Applicants state that the Members in each Fund will have been fully informed of the possible extent of such Fund’s dealings with the Tatum Group, and, as successful professionals providing financial and technology leadership, or in the administrative, accounting, legal or operational activities related thereto, will be able to understand and evaluate the attendant risks.  The Applicants assert that the community of interest among members in each Fund, on the one hand, and the Tatum Group, on the other hand, insures against risks of abuse.

4.           Section 17(d) of the Act and Rule 17d-1 prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of an affiliated person or principal underwriter, acting as principal, from participating in any joint enterprise or other joint arrangement unless authorized by the Commission.  The Applicants request an exemption from Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Fund (including without limitation the Manager, Tatum and other members of the Tatum Group), or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Fund or a company controlled by such Fund is a participant.

The Applicants submit that suitable investments will be brought to the attention of a Fund primarily because of its affiliation with the Tatum Group or the Tatum Group’s capital resources and experience in business.  The Applicants also submit that attractive investment opportunities of the types that may be considered by each Fund often require participants in the transaction to make available funds in an amount that may be substantially greater than may be available to one of the Funds alone.  The Applicants contend that, as a result, the only way in which one of the Funds may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.  The Applicants note that each Fund will be primarily organized for the benefit of the Eligible Employee and Other Investor participants, as an incentive for them to remain with the Tatum Group and for the generation and maintenance of goodwill.  The Applicants believe that, if co-investments with members of the Tatum Group are prohibited, the appeal of a Fund for Eligible Employees and Other Investors will be significantly diminished.  The Applicants assert that Eligible Employees have indicated a desire to participate in such co-investment opportunities through the Funds because they believe that (a) the resources of the Tatum Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments expected to be made by the Tatum Group may not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The Applicants assert that the flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The Applicants state that the concern that permitting co-investments by a member of the Tatum Group, on the one hand, and each of the Funds on the other, might lead to less advantageous treatment of each Fund, should be mitigated by the fact that (a) the Tatum Group, in addition to its stake through its co-investment will be acutely concerned with its relationship with the personnel who invest in the Funds, and (b) senior officers and partners of members of the Tatum Group will be investing in the Funds.  In addition, the Applicants assert that compliance with Section 17(d) would prevent the Funds from achieving their principal purpose, which is to provide a vehicle for Eligible Employees, Qualified Participants, Other Investors to co-invest with the Tatum Group.  Because of the number and sophistication of the potential members in the Funds and persons affiliated with such members, strict compliance with Section 17(d) would cause the Funds to forego investment opportunities simply because a Member in A Fund or other affiliated person of such Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment.

5.           Section 17(f) designates the entities that may act as investment company custodians, and Rule 17f-1 imposes certain requirements when the custodian is a member of a national securities exchange.  The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a member of the Tatum Group to act as custodian without a written contract.  The Applicants state that the requirement under Section 17(f) of a written contract would expose the Funds to burden and expense that would be unnecessary due to the close relationship existing between the Funds and the Tatum Group.  The Applicants also request an exemption from the Rule 17f-1(b)(4) requirement that an independent accountant periodically verify the assets held by the custodian.  The Applicants believe that, because of the community of interest of all the parties involved, the expense of retaining an independent accountant to conduct periodic verifications is unwarranted.  The Applicants will comply with all other requirements of Rule 17f-1.

6.           Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding.  The Applicants request an exemption from Section 17(g) and Rule 17g-1 to the extent necessary to permit each Fund to comply with Rule 17g-1 without the necessity of having persons who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17g-1.  The Applicants state that each Fund could not comply with Rule 17g-1 without the requested relief.  Specifically, each Fund will comply with Rule 17g-1 by having a majority of the board of managers of the Manager take such actions and make such approvals as are set forth in Rule 17g-1.  The Applicants also state that each Fund, except for the requirements of such approvals by “non-interested” persons, otherwise comply with Rule 17g-1.

7.           Section 17(j) and Rule 17j-1 require that every registered investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security and making it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary.  The Applicants believe that requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions and to seek approval before investing in initial public offerings or limited offerings would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Members in such Fund by virtue of their common association in the Tatum Group; the substantial and largely overlapping protections afforded by the conditions with which each Fund has agreed to comply; the concern of the Tatum Group that personnel who participate in each Fund actually receive the benefits they expect to receive when investing in the Funds; and the fact that the investments of each Fund will be investments that usually would not be offered to the Members in such Fund, including those Members who would be deemed access persons, as individual investors.

8.           The Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the Act, and the rules thereunder, that require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The Applicants content that the forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Members in each Fund.  The Applicants state that the pertinent information contained in such filings will be furnished to the Members of each Fund, the only class of people truly interested in such material.

9.           The Applicants request an exemption from Section 30(h) to the extent necessary to exempt the Manager of each Fund, managers of the Manager and any officer or any other person who may be deemed members of an advisory board of each Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Interests in each Fund.  The Applicants assert that these filings are unnecessary for the protection of investors and burdensome to those required to make them.  Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent.

Applicants' Conditions:

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule l7d-1 to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Manager determines that:

(a)           the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Members of such Fund and do not involve overreaching by such Fund or its Members on the part of any person concerned; and

(b)           the transaction is consistent with the interests of the Members of such Fund, such Fund’s organizational documents, and such Fund’s reports to its Members.

In addition, the Manager of each Fund will record and preserve a description of Section 17 Transactions, the Manager’s findings, the information or materials upon which the Manager’s findings are based, and the basis therefor.  All records relating to an investment program will be maintained until the termination of such investment program and at least two years thereafter, and will be subject to examination by the Commission and its staff.5

2.           In connection with the Section 17 Transactions, the Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.           The Manager of each Fund will not invest the funds of such Fund in any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund’s investment prior to or concurrently with, and on the same terms as, and pro rata with the Co-Investor.  The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act) of such Fund; (b) a member of the Tatum Group; (c) an officer or director of a member of the Tatum Group; or (d) an entity in which the Manager acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly owned subsidiary, to any company (a “parent”) of which such Co-Investor is a direct or indirect wholly owned subsidiary, or to a direct or indirect wholly owned subsidiary of its parent; (b) to immediate family members of such Co-Investor or a trust or other investment vehicle established for any such family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2) of the 1934 Act and Rule 11Aa2-1 thereunder; or (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

5 Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

4.           Each Fund and the Manager will maintain and preserve, for the life of such Fund and at least two years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that may be provided to the Members in such Fund, and each annual report of such Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff.6

5.           The Manager of each Fund will send to each Member in such Fund who had an interest in any capital account of such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund’s independent accountants. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  In addition, within 120 days after the end of each fiscal year of each Fund or as soon as practicable thereafter, the Manager of such Fund will send a report to each person who was a Member in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns.

6.           In any case where purchases or sales are made by a Fund from or to an entity affiliated with such Fund by reason of a 5% or more investment in such entity by a Tatum Group director, officer, or employee, such individual will not participate in such Fund’s determination of whether or not to effect such purchase or sale.

6  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

For the SEC, by the Division of Investment Management, under delegated authority.

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Secretary